EXHIBIT 21.1

SUBSIDIARIES OF PROPHASE LABS, INC.

Subsidiaries	State or other Jurisdiction of Incorporation	Ownership Percentage

Pharmaloz Manufacturing Inc.	Delaware	100%
Phusion Labs Manufacturing, Inc.	Delaware	100%
ProPhase Digital Media, Inc.	Delaware	100%
Quigley Pharma Inc.	Delaware	100%
TK Supplements, Inc.	Delaware	100%

The above subsidiaries are included in the consolidated financial statements for the year ended December 31, 2017.